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                               ISONICS CORPORATION
                              5906 McIntyre Street
                             Golden, Colorado 80403



May 24, 2002

VIA EDGAR TRANSMISSION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C.  20549

Re:  ISONICS CORPORATION
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON
     FORM SB-2 (FILE NO. 333-56562) FILED MARCH 5, 2001, AND AMENDED MAY 30, 2001 AND NOVEMBER 6, 2001

Dear Ms. Pierce:

     Isonics hereby requests withdrawal of its registration statement on Form SB-2 referenced above. We very much appreciate the time you and the other members of the Commission's staff took in reviewing the registration statement on Form SB-2. Isonics seeks to withdraw this registration statement because a portion of the securities eligible to be included in that registration statement have been held for more than one year and thus are eligible for sale under Rule 144; furthermore, while Isonics retains a contractual obligation with respect to those securities, the current market price for Isonics common stock makes it unlikely that the securities sought to be registered will be exercised or sold. Finally, Isonics desires to withdraw the registration statement on Form SB-2 because of its more immediate contractual obligation to obtain effectiveness for a Form S-3 registration statement which has been filed with the Commission (file no. 333-86860).

     Isonics believes that a withdrawal of the registration statement is consistent with the public interest and the protection of investors as mandated by Rule 477(a). Isonics does not intend to pursue the registration statement at this time, and this sets forth the grounds for seeking
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                                                             ISONICS CORPORATION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2002
Page 2



withdrawal as required by Rule 477(c). No securities were sold in connection with the offering described in the registration statement.


                                        Sincerely yours,

                                        /s/ James E. Alexander

                                        James E. Alexander, President
                                        Isonics Corporation


cc:  Herrick K. Lidstone, Jr., Burns, Figa & Will, P.C.
     Brett Lewis, C.P.A., Grant-Thornton